EXHIBIT 3


                         CERTIFICATE OF AMENDMENT

                              TO THE RESTATED

                      CERTIFICATE OF INCORPORATION OF

                             JOHNSON & JOHNSON



To:  The Secretary of State
     State of New Jersey

     Pursuant to the provisions of Section 14A:7-15.1(3), 14A:9-2(2) and 14A:9-4(2) of the New Jersey Business Corporation Act, Johnson a Johnson, a corporation organized under the laws of the State of New Jersey (the "Corporation"), executes the following Certificate of Amendment to its Restated Certificate of Incorporation:

     1.  The name of the corporation is Johnson & Johnson.

     2. The following amendment to the Restated Certificate of Incorporation of the Corporation (the "Amendment") was approved and duly adopted by the Board of Directors of the Corporation effective on the 26th day of April, 2001 to be effective as provided therein.

     "The authorized Common Stock of the Company shall be increased from 2,160,000,000 to 4,320,000,000 and, in connection therewith, the Restated Certificate of Incorporation of the Company, first sentence of Article Fourth, is hereby amended, effective at the close of business on May 22, 2001, to read as follows:

     The aggregate number of shares of all classes of stock which the Corporation has authority to issue is Four Billion Three Hundred Twenty Two Million (4,322,000,000), divided into Two Million (2,000,000) shares of Preferred Stock without par value and Four Billion Three Hundred Twenty Million (4,320,000,000) shares of Common Stock of the par value of One Dollar ($1.00) each."


      3. The Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of Common Stock of the Corporation and will not result in the percentage of authorized shares of Common Stock that remains unissued after the share division exceeding the percentage of authorized shares of Common Stock that were unissued before the share division.



     4.  On  the  effective date of the Amendment, (i)  each  share  of
Common Stock of the Corporation which was issued and outstanding or held in Treasury shall be divided into two fully-paid and non-assessable shares of Common Stock, par value $1.00 per share, and
(ii) each share of Common Stock allocated to the Corporation's reserves for issuance under its stock compensation and stock option plans or otherwise shall be divided into two shares of Common Stock, par value $1.00 per share.

     5. The Amendment and the division of shares of Common Stock of the Corporation shall become effective at the close of business on the 22nd day of May, 2001.


            IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its President and by its Secretary, and its Corporate Seal to be hereto affixed on the third day of May, 2001.



                                        JOHNSON & JOHNSON


                                        By: /s/Ralph S. Larsen
                                             Ralph S. Larsen
                                             President


                                        By:  /s/Michael H. Ullmann
                                             Michael H. Ullmann
                                             Secretary